UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13GA*


              Under the Securities Exchange Act of 1934
                           (Amendment No_1_)*


                        Kingstone Companies, Inc.
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                           (Name of Issuer)

 		             Common Stock


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                    (Title of Class of Securities)

                              496719105

                          -----------------
                            (CUSIP Number)


  			 December 31, 2014
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        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    / / Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)



CUSIP No. 496719105
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Capital, LLC
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   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
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   3.   SEC Use Only
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   6.   Citizenship or Place of Organization

        Delaware
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     Number of Shares    5. Sole Voting Power                 468,203
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power                   0
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power            468,203
                       ----------------------------------------------
                         8. Shared Dispositive Power              0

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        468,203
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
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   11.  Percent of Class Represented by Amount in Row (9)

        6.4%
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   12.  Type of Reporting Person (See Instructions)
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        IA



CUSIP No. 496719105
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Opportunity Partners, LP
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        Delaware
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power                 468,203
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power                   0
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power            468,203
                       ----------------------------------------------
                         8.Shared Dispositive Power               0

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        468,203
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        6.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        PN





Cusip No. 496719105           13G Kingstone Companies, Inc.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Kingstone Companies, Inc. ("Issuer").

(b)   Issuer's address: 15 Joys Lane, Kingston NY 12401.

Item 2. Filers

(a)   This statement is filed by Wedbush Opportunity
      Capital, LLC ("WOC"), and Wedbush Opportunity Partners, LP
      ("WOP").


(b)   Business address of the above filers are as follows:
      WOC - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      WOP - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457

(c)   WOC is a limited liability corporation
      organized under the laws of the State of Delaware. WOP is a limited partnership organized under the laws of the State of Delaware.

(d)   Common stock

(e)   496719105

Item 3. Classification of Filers

(d) WOC is an investment company registered under Section * of the Investment Company Act of 1940



Item 4. Ownership

The securities reported on this Schedule 13G are held directly by Wedbush Opportunity Partners, L.P. (the Fund),for the benefit of the Fund's investors. Such securities may be deemed to be indirectly beneficially owned by Wedbush Opportunity Capital,LLC
(the General Partner), as the general partner of the Fund, and Jeremy Q. Zhu as a Managing Director of the General Partner and lead member of the General Partner's investment team that manages the Fund's portfolio. Mr. Zhu, the Fund and the General Partner are the Filers.

The Filers and their affiliates report beneficial ownership in conformity with the guidelines articulated by the SEC in Release No. 34-39538 (January 12, 1998) relating to organizations, such as that of the Filers and their affiliates, where related entities exercise voting and investment powers over securities that they hold independently from each other.
The General Partner's and Mr. Zhu's voting and investment powers over the securities held by the Fund are exercised independently from all of the Filer's other affiliates. The members of the Fund's investment team are also compensated separately from the investment professionals of such affiliates. Further, internal policies and procedures of the Filers and their affiliates establish informational barriers that prevent the flow between the Filers and such affiliates of information that relates to the voting and investment powers over the securities held by the Fund and the voting and investment powers held by such affiliates. Consequently, the Filers and such affiliates report the securities over which they hold investment and voting power separately from each other for purposes of
Section 13 of the Act. Wedbush Opportunity Capital, LLC and
Jeremy Zhu disclaim beneficial ownership of shares owned by Wedbush Opportunity Partners, L.P., except to the extent of any pecuniary interest therein.

(a) Together, the Reporting Persons beneficially own a total of 468,203 shares of Common Stock of the Issuer.

(b) Together, the Reporting Persons beneficially own approximately 6.4% of the outstanding shares of the Issuer.

(c)   Number of Shares as to which the filer has:

      (i)   Sole power to vote: WOC has
            468,203 sole shares; and WOP has 468,203 sole Shares.

      (ii) Shared power to vote: WOC has 0 Shares; and WOP has 0 Shares.

      (iii) Sole power to dispose: WOC has 468,203 Shares to dispose; and WOP has 468,203 Shares to dispose.

      (iv)  Shared power to dispose; WOC has 0 Shares;
            and WOP has 0 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.




Item 8.     Identification and Classification of Members of a Group.

Name                               Category

Wedbush Opportunity Capital, LLC      IA
Wedbush Opportunity Partners, LP      PN


Item 9.     Notice of Dissolution of Group.

            Not applicable.


Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Wedbush Opportunity Capital, LLC

01/28/15
---------------------------
Date

JEREMY Q. ZHU
------------------
JEREMY Q. ZHU
---------------------------
Signature

JEREMY Q. ZHU
------------------
JEREMY Q. ZHU/ Managing Director
---------------------------
Name/Title




	Wedbush Opportunity Partners, LP

01/28/15
---------------------------
Date

JEREMY Q. ZHU
------------------
JEREMY Q. ZHU
---------------------------
Signature

JEREMY Q. ZHU
------------------
JEREMY Q. ZHU/ Managing Director
---------------------------
Name/Title